Exhibit 4.(a)(iii)

SECOND AMENDMENT TO THE

J. L. HALSEY CORPORATION

2005 EQUITY-BASED COMPENSATION PLAN

THIS SECOND AMENDMENT is made by Lyris, Inc., a Delaware corporation (the “Company”), to be effective upon ratification by the stockholders of the Company.

W I T N E S S E T H:

WHEREAS, on May 6, 2005, the board of directors of the Company (the “Board”) adopted the J. L. Halsey Corporation 2005 Equity-Based Compensation Plan, as amended on May 6, 2005 by the Board with the First Amendment to the J.L. Halsey Corporation 2005 Equity-Based Compensation Plan (collectively, the “Plan”);

WHEREAS, Section 4(a) of the Plan authorizes up to 13,200,000 shares available for awards under the Plan; and

WHEREAS, the Board desires to amend the Plan with this Second Amendment to the Plan (the “Second Amendment”), which shall be effective upon ratification by the stockholders of the Company to increase the number of shares available for awards under the Plan by 4,000,000 shares.

NOW, THEREFORE, Section 4(a) of the Plan is hereby amended in its entirety, effective upon ratification by the stockholders of the Company, to read as follows:

(a) Overall Number of Shares Available for Delivery. Subject to adjustment in a manner consistent with any adjustment made pursuant to Section 9, the total number of shares of Stock reserved and available for delivery in connection with Awards under this Plan shall not exceed 17,200,000 shares.

NOW, THEREFORE, be it further provided that, this Second Amendment be presented to the stockholders of the Company for ratification at the Company’s 2008 annual meeting of stockholders.

NOW, THEREFORE, be it further provided that, except as provided above, the Plan shall continue to be read in its current state.

IN WITNESS WHEREOF, this Second Amendment has been executed by a duly authorized officer of the Company as of the date specified below and effective as set forth herein.

LYRIS, INC.,
a Delaware corporation

By:	/s/ Luis A. Rivera
Luis A. Rivera
Chief Executive Officer